UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

February 25, 2004

Meredith B. Cross
Wilmer, Cutler & Pickering
2445 M Street, N.W.
Washington, DC 20037-1420

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/26/2004

Re: The Home Depot, Inc.
Incoming letter dated January 29, 2004

Dear Ms. Cross:

This is in response to your letter dated January 29, 2004 concerning a shareholder proposal submitted to Home Depot by the AFL-CIO Reserve Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: William B. Patterson
Director, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
WASHINGTON, DC 20037-1420
TELEPHONE +1 (202) 663 6000
FACSIMILE +1 (202) 663 6363
WWW.WILMER.COM

WASHINGTON
NEW YORK
BALTIMORE
NORTHERN VIRGINIA
LONDON
BRUSSELS
BERLIN

MEREDITH B. CROSS
(202) 663-6644
MEREDITH.CROSS@WILMER.COM

January 29, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. - Stockholder Proposal submitted by AFL-CIO Reserve Fund

Ladies and Gentlemen:

On behalf of The Home Depot, Inc., a Delaware corporation (the "Company"), we are filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a stockholder proposal (the "Proposal") from the proxy materials for the Company's 2004 Annual Meeting of Stockholders (the "2004 Proxy Materials"). The Proposal and a statement in support of the Proposal (the "Supporting Statement") were submitted by the AFL-CIO Reserve Fund (the "Proponent"). The Company requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2004 Proxy Materials for the reasons set forth below. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

The Proponent submitted the Proposal and Supporting Statement to the Company by a letter dated December 19, 2003 (the "Proponent Letter"), a copy of which is attached hereto. The Proposal urges the Company's Board of Directors to adopt a policy of electing an independent director to serve as Lead Director of the Board, and offers certain criteria to be used in determining whether a director may be considered independent. The Company believes that the Proposal and Supporting Statement may be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows a registrant to exclude a stockholder proposal that is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The Staff has consistently concurred with the view that a company may properly omit entire stockholder proposals and supporting statements under Rule 14a-8(i)(3) when they contain false and misleading statements. *See, e.g.*, The Swiss Helvetia Fund, Inc. (April 3, 2001); General Magic, Inc. (May 1, 2000). The Staff has also concurred that companies may properly exclude portions of stockholder proposals and supporting statements from their proxy materials when they contain false or misleading statements. *See, e.g.,* Sysco Corp. (Aug, 12, 2003); AmSouth Bancorporation (Feb.18, 2003); Peoples Energy Corp. (Nov. 3, 2002). Moreover, Staff Legal Bulletin No. 14 (July 13, 2001) makes clear that Rule 14a-8(i)(3) also applies to statements that are "irrelevant to the subject matter of the proposal."

The Supporting Statement accompanying the Proposal contains statements that are misleading to stockholders and are irrelevant to the subject matter of the Proposal and therefore the Company believes that the Proposal and Supporting Statement may be completely excluded from the 2004 Proxy Materials. In the alternative, if the Staff is unable to concur with the Company's conclusion that the Proposal and Supporting Statement should be excluded in their entirety, we respectfully request that the Staff recommend exclusion of the statements discussed below. The Staff has consistently agreed with the position that supporting statements, or portions thereof, that are unrelated or irrelevant to the subject matter of the corresponding proposal may be excluded as being misleading in violation of Rule 14a-9. *See, e.g.,* IDACORP, Inc. (Dec. 12, 2003); Merck & Co., Inc. (Feb. 26, 2003); PG&E Corp. (Jan. 31, 2003); The Coca-Cola Co. (Jan. 22, 2003); Burlington Northern & Santa Fe Corp. (Jan. 31, 2001).

The Proponent includes statements in its Supporting Statement that are irrelevant and wholly unrelated to the subject matter of the Proposal. Because such statements are misleading to the Company's stockholders, the Proposal and Supporting Statement therefore may properly be excluded from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(3). The particular portion of the Supporting Statement that is misleading in the context in which it is presented is as follows:

> We are concerned about Mr. Langone's independence from Company Director Richard Grasso, the former Chairman of the New York Stock Exchange ("NYSE"). Until June 2003, Mr. Langone served as the chair of the NYSE compensation committee that had negotiated and approved Mr. Grasso's controversial compensation packages.

The Proposal urges the Company's Board of Directors to adopt a policy of electing an independent director to serve as the Company's Lead Director. The Proponent has set out a detailed set of standards to be used in determining the independence of a member of the Board of Directors, as follows:

> For the purpose of this resolution, a director will not be considered independent if he or she is, or in the past five years has been:
>
> - employed by the Company or an affiliate in an executive capacity;
> - an employee or owner of a firm that is one of the Company's or its affiliate's paid advisers or consultants;
> - employed by a significant customer or supplier;
> - party to a personal services contract with the Company, its chairman, CEO or other executive officer or any affiliate of the Company;
> - an employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the Company or one of its affiliates;
> - a relative of an executive of the Company or one of its affiliates;

- part of an interlocking directorate in which the CEO or other executive officer of the Company serves on the board of another Company that employs the director.

These proposed independence standards are clearly concerned with a director's independence from the Company and its management. The Proponent acknowledges that the Proposal is based on a definition of director independence that was developed by the Council of Institutional Investors. That organization, according to the portion of its website containing its definition of an independent director, holds the view that "an independent director is a person whose directorship constitutes his or her only connection *to the corporation*." (emphasis added) *Available at* http://www.cii.org/dcwascii/web.nsf/doc/council_indepdirectdef.cm (last visited Jan. 29, 2004).

The Proponent's statements regarding Mr. Langone's independence from Mr. Grasso are irrelevant to the Proposal and the remainder of the Supporting Statement, which address the standards by which a director may be deemed independent from the Company, its chairman, or its executive officers. No provision of the Proponent's definition of director independence relates to any present or former connection between members of the Board of Directors. The Proponent's attempt to characterize any such connection between Mr. Langone and Mr. Grasso as improper under the Proposal is not relevant to the subject matter of the Proposal. Furthermore, these statements are misleading to the Company's stockholders to the extent that they imply that Mr. Langone's independence from the Company, its chairman or its executive officers is somehow compromised by his former service on the Board of Directors of the New York Stock Exchange. As noted above, the Staff has previously concluded that portions of supporting statements that may be "confusing and misleading to stockholders because they are unrelated to the subject matter" of the proposal are properly excludable and has consistently concurred with registrants proposing to exclude such statements to the extent they are unrelated to the subject of the stockholder proposal.

Conclusion

Based upon the reasons set forth above, the Company has concluded that it may exclude the entire the Proposal and Supporting Statement in accordance with Rules 14a-8(i)(3) and 14a-9 under the Exchange Act and requests that the Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal and Supporting Statement from the 2004 Proxy Materials. If the Staff should disagree with the Company's conclusions, we request the opportunity to confer with the Staff prior to the issuance of its response.

By copy of this letter the Company is also concurrently notifying the Proponent of the Company's intention to omit the Proposal and Supporting Statement from the 2004 Proxy Materials and its reasons for deeming the omission proper. The Proponent is respectfully requested to copy the undersigned on any response that it may choose to make to the Staff.

We would greatly appreciate the Staff's response at its earliest convenience. Given the volume of proxy statements that the Company needs to prepare for mailing (in excess of two million), the Company will need to know the complete contents of the 2004 Proxy Materials on or about March 31, 2004.

If you have any questions or need any further information, please contact the undersigned at (202) 663-6644, or Jennifer Zepralka of this office at (202) 663-6798.

Respectfully submitted,

Meredith B. Cross

Enclosure

Copy to: William B. Patterson,
Director, Office of Investment
AFL-CIO Reserve Fund (via FedEx)

American Federatio_ of Labor and Congress o_ndustrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 19, 2003

By Facsimile and UPS Next Day Air
(770) 384-5552

Frank L. Fernandez
Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Dear Mr. Fernandez:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2003 proxy statement of The Home Depot, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 1,400 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at (202) 637-3900.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure

RESOLVED: Shareholders of The Home Depot, Inc. (the "Company") urge the Board of Directors (the "Board") to adopt a policy of electing an independent director to serve as Lead Director of the Board. For the purpose of this resolution, a director will not be considered independent if he or she is, or in the past five years has been:

- employed by the Company or an affiliate in an executive capacity;
- an employee or owner of a firm that is one of the Company's or its affiliate's paid advisers or consultants;
- employed by a significant customer or supplier;
- party to a personal services contract with the Company, its chairman, CEO or other executive officer or any affiliate of the Company;
- an employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the Company or one of its affiliates;
- a relative of an executive of the Company or one of its affiliates;
- part of an interlocking directorate in which the CEO or other executive officer of the Company serves on the board of another Company that employs the director.

SUPPORTING STATEMENT

At our Company, the Lead Director helps develop the Board's agenda, reviews the Board's governance procedures and policies, and chairs the Nominating and Corporate Governance Committee and any meetings of non-management directors. We believe that implementation of this resolution will strengthen the independent leadership of the Board.

The above resolution is based on a definition of director independence that was developed by the Council of Institutional Investors, an organization of more than 130 pension funds with over $2 trillion in assets. The Council of Institutional Investors believes that "an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship."

We believe the Board's current Lead Director, Company co-founder Kenneth Langone, cannot be considered independent under the Council of Institutional Investors' definition. For example, between 1982 and 2001, our Company has paid $19.9 million to the investment banking firm Invemed Associates, where Mr. Langone is the Chairman and CEO and holds a controlling ownership interest.

In our opinion, an independent Lead Director should serve as chair of the Nominating and Corporate Governance Committee that is responsible for recommending Company directors. We are concerned about Mr. Langone's independence from Company Director Richard Grasso, the former Chairman of the New York Stock Exchange (the "NYSE"). Until June 2003, Mr. Langone served as the chair of the NYSE compensation committee that had negotiated and approved Mr. Grasso's controversial compensation packages.

We believe that an independent Lead Director will promote greater management accountability to shareholders and lead to a more objective evaluation of Company executives. In our opinion, an independent Lead Director will enhance investor confidence in our Company and strengthen the integrity of the Board.

Amalgamated Bank

America's Labor Bank

December 19, 2003

Frank L. Fernandez
Corporate Secretarty
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Re: The Home Depot, Inc. - AFL-CIO Reserve Fund

Dear Mr. Fernandez:

This letter confirms the fact that the AFL- CIO Reserve Fund held 1,400 shares of The Home Depot, Inc. common stock for the period 03/28/01 through the present date. The fund intends to hold the shares through the 2004 annual shareholders meeting.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

515

Amalgamated Bank
America's Labor Bank

RECEIVED
JAN 0 6 2004
Legal Dept./Securities

December 19, 2003

Frank L. Fernandez
Corporate Secretarty
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Re: The Home Depot, Inc. - AFL-CIO Reserve Fund

Dear Mr. Fernandez:

This letter confirms the fact that the AFL- CIO Reserve Fund held 1,400 shares of The Home Depot, Inc. common stock for the period 03/28/01 through the present date. The fund intends to hold the shares through the 2004 annual shareholders meeting.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 29, 2004

The proposal urges the board to adopt a policy of electing an independent director to serve as lead director of the board, and lists criteria to be used in determining whether a member of the board is independent.

We are unable to concur in your view that Home Depot may exclude the entire proposal or omit portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Home Depot may omit the proposal or portions of the supporting statement from its proxy materials on reliance on rule 14a-8(i)(3).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor